Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

November 23, 2011

Translations of Interviews with Dominique Cerutti, NYSE Euronext Deputy CEO, and Mark MacGann, NYSE Euronext Senior Vice President, Head of European Government Affairs and Public Advocacy:

Article from L’Echo, 23/11/2011

Merger of Deutsche Börse and NYSE Euronext hinges on EC approval

Interview by Jennifer Nille

The merger between Deutsche Börse and NYSE Euronext is moving slowly, caught in the hands of the European Commission. And a green light from the Commission is required for the alliance that will create the world’s largest stock exchange. At the beginning of October, the Commission sent the two future partners its statement of objections, which centre on their respective derivatives markets. Following hearings with the Antitrust Commission at the end of October, the candidates decided to divest certain activities linked to their derivatives market. On Thursday, they announced they were prepared to sell a string of assets in the derivatives segment, including Bclear, the clearing house operated by Liffe, owned by NYSE Euronext. They also want to open their client base up to competition for any new contracts launched. Dominique Cerutti, President and deputy CEO of NYSE Euronext, agreed to an interview to review key points in the process.

During your hearings with the Commission, opponents raised objections to your merger. Can you tell us more about those?

The opponents are primarily our historical competitors: some regulated stock exchanges and alternative trading platforms, but also several investment banks and brokers that trade in OTC derivatives.

The Anglo-American press says that the proposals you’ve just announced are inadequate. How do you respond to that?

We are awaiting the Commission’s response to our proposals, which we think are significant and structural (editor’s note: the Commission will release its decision by 23 January 2012 at the latest). These proposals are aimed at responding to their concern without affecting the industrial logic that is driving our merger. As you have seen, these proposals are neither punitive nor spectacular; they are formulated to address concerns identified surrounding our merger. We want to demonstrate that if the merger goes through, we will not hold a monopoly position in certain segments.

Is the European Commission now the greatest obstacle to your merger?

We are following the standard procedure, and European Commission approval is an important step. We believe we have identified [and addressed] its expectations. Once they make their decision, we will still need approval [non-opposition] from national regulatory authorities in the markets where we operate.

What benefits will the merger bring for NYSE Euronext?

We’re going to create the world’s largest stock exchange -- largest in terms of shares and derivatives traded, but also for post-trading activities and technology, and with an unprecedented geographical footprint. In addition, this leading market will have its centre of gravity in Europe: 75% of its business will be here. Finally, and this is essential, the merger should ultimately guarantee Europe both independence and a larger place in world finance.

But calls for a tax on financial transactions in the euro zone could chase trades away.

Let’s not forget that this tax on financial transactions has not yet been applied. Its rate and scope are still being debated to prevent trade flows moving away from Europe. The European Commission has carried out a study to measure its impact on the region’s GDP. And this shows how important this project is for European financial markets. We will see what the outcome of the discussions is.

Internal sources have cited a conflict surrounding the trading platform that the new group will use. Which one -- Deutsche Börse’s Xetra or NYSE Euronext’s UTP -- will win out?

That decision has not yet been taken. It’s a technical matter and the choice will have many further implications. We have to re-examine all of the options and will be comparing each of the platforms. In the next few weeks we will make our choice. Faced with a choice between the Universal Trading Platform and Xetra, we’ll select the solution best suited to the needs of our clients, and benefit from the best of both worlds.

UTP has had a lot of breakdowns. Will this [your decision] resolve the problem?

The technical incidents we’ve experienced have been resolved, and they are not linked to the Universal Trading Platform. They had two main sources: migration of our remaining old systems to our new European data centre, and the unprecedented trade volumes at this critical moment in the migration. Our Universal Trading Platform, a centralised system, has remained remarkably stable and effective in extreme market conditions, both in the USA and in Europe.

Many proposed mergers have been aborted this year within the sector. London and Toronto; Singapore and Melbourne -- all of these exchanges sought to merge but then failed. Doesn’t that worry you?

We are confident. The failed mergers you cite all fell through at an earlier stage than we have reached today. We have won the approval of our respective shareholders. All we need now is the green light from the European Commission for the process to enter its final phase, as indicated previously.

Article from De Tijd,  23/11/11

Companies are tired of absurd share prices.

Dominique Cerutti (NYSE Euronext) doesn’t fear anti-exchange climate.

‘I hear that companies are tired of the price movements of their shares,’ says Dominique Cerutti, the number one of NYSE Euronext in Europe. But he doesn’t fear the growing aversion to the exchange.

Cerutti: ‘The economy will always need the exchange’.

Deutsche Börse and NYSE Euronext are prepared to do some concessions in order to get the green light for their merger. They propose to divest some overlapping activities and to open up their clearinghouse for ‘innovative’ derivative products from competitors. The remedies aim at ensuring the combination will not have a monopoly position. At the latest on 23 January, the European Commission will decide if the ‘remedies’ are sufficient. Several market participants are not impressed. Wrongly according to Cerutti.

There was some criticism in the last few days about your remedies. They would not go far enough.

Dominique Cerutti: ‘The remedies are not spectacular, but they are structural. Some companies just propose a change of behaviour. This goes further.’

‘We address the concerns of the Commission point by point. Our solutions should tackle the concerns. This is a chance for Europe. Europe can become home to the biggest regulated market for financial instruments in the world. This is a chance for Europe, the last chance to jump on the train.

Are you afraid of the current anti-exchange climate, with an Occupy Wall Street movement as the most notable expression?

Cerutti: ‘No. I’m not afraid. The economy will always need the exchange. On the contrary, I see opportunities for the traditional exchanges. Some people say speculators are responsible for the debt crisis in the euro zone. They are said to use derivatives to speculate against countries, banks. The OTC derivatives market is not controlled. Part of the solution would be to transfer more transactions onto the exchange. We need exchanges more than ever, so to say.’

Europa is considering introducing a transaction tax. Would this have a negative impact on transactions on the exchange?

Cerutti: ‘First of all, the tax hasn’t been approved yet. The member states of the European Union have difficulty in agreeing, so I don’t expect a fast introduction of the tax. Second, if the rate is low and the scope broad, I don’t see capital flowing away from Europe as a consequence. I can just hope that politicians will strike the right balance between savings and incentives for the economy.’

The exchange is also less popular with companies. Many companies abandoned their IPO...

Cerutti: ‘More than 60% of planned IPOs worldwide were shelved. This never happened. Due to the volatility on the financial markets, companies and the banks were afraid to pursue the IPO. But the pipeline still exists. Those companies still need capital to grow; they will come to the market once the conditions are better again.’

Several companies consider an exit.

Cerutti: ‘I regularly hear that companies are having enough of the current price movements in their share. Often, these changes are the consequence of rumours, the movements are irrational. I am of the opinion that these price movements have been worsened by the development of alternative trading platforms and trading away from the regulated exchanges.’

Article from Les Echos, 21/11/2011

Market operators / The trans-Atlantic exchange and its counterpart in Frankfurt are offering several concessions to Europe’s antitrust authorities to win approval for their merger. Brussels now has two months to run these past markets and reach a verdict.

NYSE Euronext and Deutsche Börse prepared to sell assets to satisfy Brussels.

NYSE and Deutsche Börse last week entered the home stretch in their proposed merger, offering several concessions to Europe’s antitrust authorities. Their aim: convince the European Commission that their merger will not give them an ironclad monopoly in listed derivatives. “One of the major points raised by the Commission concerns the overlap of our products in equity derivatives (options and futures) which could potentially reduce competition,” explains Dominique Cerutti, President and Deputy CEO of NYSE Euronext, the Paris Exchange’s parent company. “We are offering to sell off a number of assets in this segment, on both sides -- NYSE Euronext and Deutsche Börse. And to that large concession we will add another major one: access to Deutsche Börse’s clearing subsidiary, Eurex, for third parties seeking to launch and clear innovative products.” Cerutti continues: “This access will be offered under competitive and non-discriminatory conditions. Which is an unprecedented move in the clearing industry.”

Risk of concentration

Assets that the duo are prepared to sell off also include Bclear, NYSE Euronext’s pan-European clearing service for bilateral trades in equity derivatives and commodity derivatives. The big question now is whether these concessions will be enough for the team led by Joaquin Almunia, European Commissioner for Competition. In its “statement of objections” to the two stock exchanges, Brussels emphasized the risk of concentration posed by the deal -- a risk that Europe’s two other leading stock market operators, the London Stock Exchange and Nasdaq OMX, have been pointing to since the process began last April. Looking solely at listed derivatives, the NYSE Euronext/Deutsche Börse group could potentially account for over 90% of all trades in Europe.

The proposed concessions are limited to equity derivatives and do not concern indices such as Euro Stoxx -- but one of LSE’s demands has been for licenses linked to these indices to be open to competitors. And access to Eurex will concern only “innovative” products. In other words, contracts sold by Deutsche Börse are unlikely to be competing with near-carbon copies sold at cut rates. The European Commission now has nearly two months to reach a decision. It will start by consulting market participants to assess the NYSE-DB proposals. Given the tight timeline, it is unlikely that these concessions will be followed by others at this point. But further confidential exchanges between the parties before the cut-off date set at 23 January 2012 are not out of the question.

Article from L’Agéfi Quotidien, 21/11/2011

NYSE Euronext and Deutsche Börse make concessions to Brussels

To convince the Commission that their merger will not hamper competition, the stock exchanges have agreed to a few cracks in their silo model

NYSE Euronext and Deutsche Börse have made their final offer. To win approval for their merger from anti-trust regulatory authorities in Brussels, the two groups have presented the concessions they are prepared to make in derivatives and clearing.

After the Commission stated its objections in October, the two exchanges attempted to show that their merger posed no problem for competition, arguing that the market for listed derivatives should be viewed as global in scale and as competing with OTC-traded derivatives.

“There is no question of selling NYSE Liffe or Eurex, since combining them will generate the global-scale efficiency that is driving the merger,” said Mark MacGann, Senior Vice President, Head of European Government Affairs and Public Advocacy, at NYSE Euronext.

Having failed to bring the Commission around on all points, NYSE Euronext is [now] offering to pull out of equity derivatives and to sell Bclear, a service that facilitates clearing of OTC-traded derivatives. Deutsche Börse will keep its corresponding service, OTC Flex. In contrast, NYSE Euronext is holding on to its options business, while DB has agreed to sell off its own.

Safeguards for clearing

For trades in interest-rate derivatives and equity index derivatives, the two exchanges are offering third-party access to Eurex Clearing. In making this concession, they are agreeing to allow cracks in their vertical silo model -- a move their competitors have long called for -- but not without putting safeguards in place. An independent unit linked to [EC] services in Brussels will have to decide whether related products are indeed innovations and not just copies of products already sold by the group resulting from the merger.

Competing platforms will still be unable to develop derivatives based on benchmark indices such as Deutsche Börse’s Euro Stoxx -- though they may yet have their way thanks to the revision of MiFID.

The European Commission is set to announce its decision on January 23. The stock exchanges are not expected to offer any other major changes. As they enter the home stretch, lobbyists are pulling out all the stops. “At a time when businesses are having difficulty securing bank financing, it would be a shame to block the creation of a large integrated European market,” says Mark MacGann.

Safe Harbor Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

 No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

 The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.